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----------------                 U.S. SECURITIES AND EXCHANGE COMMISSION
|F  O  R  M   3|                          Washington D.C. 20549                                                 OMB APPROVAL
----------------                                                                                    --------------------------------
                          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                   OMB Number             3235-0104
                                                                                                    Expires:       December 31, 2001
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the      Estimated average burden
Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940      hours per response . . . .0.5
                                                                                                    --------------------------------
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|1.Name and Address of Reporting Person* |2.Date of Event Requiring|4.Issuer Name and Ticker or Trading Symbol                     |
|                                        |  Statement for          |                                                               |
|  Bergen Brunswig Corporation           |  (Month/Day/Year)       |                                                               |
|                                        |   03/16/01              |  AmeriSource Health Corporation (AAS)                         |
|----------------------------------------|------------------------------------------------------------------------------------------
|    (Last)      (First)       (MI)      |3.IRS or Social Security |5.Relationship of Reporting Persons|6.If Amendment, Date of    |
|                                        |  Number of Reporting    |  to Issuer                        |  Original (Month/Day/Year)|
|                                        |  Person (Voluntary)     |         (Check all applicable)    |                           |
|  4000 Metropolitan Drive               |                         |  ___ Director    _X_ 10% Owner    |---------------------------|
|                                        |                         |  ___ Officer     ___ Other        |7.Individual or Joint/Group|
|----------------------------------------|                         |  (give title     (specify below)  |  Filing                   |
|              (Street)                  |  22-1444512             |  below)                           |  (Check applicable line)  |
|                                        |                         |                                   |  X Form filed by One      |
|                                        |                         |                                   |    Reporting Person       |
|                                        |                         |     ________________________      |  __Form filed by More than|
|  Orange      California   92868-3510   |                         |                                   |    One Reporting Person   |
|----------------------------------------|-----------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)      |                                                                                         |
|                                        |                     TABLE I - Non-Derivative Securities Beneficially Owned              |
|  *If the Form is filed by more than one|                                                                                         |
|   Reporting Person, see Instructions   |                                                                                         |
|   5(b)(v)                              |                                                                                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security                       |2. Amount of Securities|3. Ownership Form:  |4. Nature of Indirect Beneficial Ownership|
|  (Instr. 4)                              |   Beneficially Owned  |   Direct (D) of    |   (Instr. 5)                             |
|                                          |   (Instr. 4)          |   Indirect (I)     |                                          |
|                                          |                       |   (Instr. 5)       |                                          |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                          |                       |                    |                                          |
|                                          |                       |                    |                                          |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                           (Print or Type Responses)
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FORM 3 (continued)                         TABLE II - Derivative Securities Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
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|1.Title of Derivative Security  |2.Date Exercisable |3.Title and Amount of Securities    |4.Conversion |5.Ownership  |6.Nature of |
|  (Instr. 4)                    |  and Expiration   |  Underlying Derivative Security    |  or Exercise|  Form of    |  Indirect  |
|                                |  Date (Month      |  (Instr. 4)                        |  Price of   |  Derivative |  Beneficial|
|                                |  Day Year)        |                                    |  Derivative |  Security:  |  Ownership |
|                                |--------------------------------------------------------|  Security   |  Direct (D) |  (Instr. 5)|
|                                |Date    |Expiration|                         |Amount or |             |  or Indirect|            |
|                                |Exercis-|Date      |       Title             |Number of |             |  (I)        |            |
|                                |able    |          |                         |Shares    |             |  (Instr. 5) |            |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                |        |          |                         |          |             |             |            |
| Option to Purchase Class A     |        |          |Class A Common Stock,    |10,472,304|   $48.48    |   D         |            |
| Common Stock                   | (1)    | (1)      |per value $0.01 per share|          |             |             |            |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                |        |          |                         |          |             |             |            |
|                                |        |          |                         |          |             |             |            |
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Explanation of Responses:

     (1) On March 16, 2001, Bergen Brunswig Corporation ("Bergen"), AmeriSource Health Corporation (the "Issuer"), AABB Corporation,
a Delaware corporation, A-Sub Acquisition Corp., a Delaware corporation, and B-Sub Acquisition Corp., a New Jersey corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, Bergen and the
Issuer entered into a Stock Option Agreement pursuant to which the Issuer granted to Bergen an option (the "Option") to purchase up to 10,472,304 shares (the "Option Shares") of the Issuer's Class A Common Stock representing approximately 19.9% of the outstanding
Issuer Common Stock issued and outstanding as of March 15, 2001. The Option has an exercise price of $48.48 per share, payable in cash. The Option may be exercised by Bergen at any time during the 180-day period after Bergen becomes entitled to receive a termination fee from the Issuer under Section 8.5(c)(i) of the Merger Agreement (a "Purchase Event"). If no Purchase Event occurs, the Stock Option Agreement will terminate generally upon the earlier of (1) the effective time of the Merger or (2) the termination of the Merger Agreement. The Option is not presently exercisable, and Bergen expressly disclaims beneficial ownership of any of the
Option Shares until such time as Bergen purchases such shares upon exercise of the Option.

     Also in connection with the Merger Agreement, certain shareholders who are executive officers and directors of the Issuer (the
"Shareholders"), entered into Support/Voting Agreements with Bergen with respect to an aggregate of 1,262,700 shares (which includes options to purchase shares) of Issuer Common Stock beneficially owned by them (the "Shares"). Pursuant to such agreements, the
Shareholders have agreed, among other things, to vote the Shares in favor of the Merger. The shares of Issuer Common Stock covered by the Support/Voting Agreements are not included in this Initial Statement on Form 3 because Bergen has no pecuniary interest in such shares and Bergen expressly disclaims any beneficial ownership thereof.

     References to, and descriptions of, the merger, the Merger Agreement, the Stock Option Agreement and the Support/Voting
Agreements as set forth herein are qualified in their entirety by reference to (i) the Merger Agreement, which is filed as Exhibit
2.1 to the Bergen Form 8-K, filed on March 19, 2001, (ii) the Stock Option Agreement which is filed as Exhibit 2 to the Bergen
Schedule 13D filed on the date hereof and (iii) the Support/Voting Agreements which are filed as Exhibits 3 and 4 to the Bergen
Schedule 13D filed on the date hereof.


                                                                             Bergen Brunswig Corporation

**Intentional misstatements or omissions of facts constitute Federal                                                       3/26/01
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            ------------------------------------------  -----------
                                                                              **Signature of Reporting Person                Date
Note: File three copies of this Form, one of which must be manually signed.   Name:   Milan A. Sawdei
      If space provided is insufficient, see Instruction 6 for procedure.     Title:  Executive Vice President,
                                                                                      Chief Legal Officer and Secretary

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.
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